

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Mr. David Grossman
Chief Executive Officer
XTL Biopharmaceuticals, Ltd.
85 Medinat Hayehudim Street, Herziliya
Pituach, PO Box 4033
Herzliya 46140 Israel

> Re: **XTL Biopharmaceuticals, Inc.**
> **Form 20-F filed June 30, 2010**
> **File No. 000-51310**

Dear Mr. Grossman:

We have reviewed your supplemental response dated January 18, 2011 and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F

Intellectual Property and Patent
DOS, page 27

1. We note your response to comment 1. Please revise your proposed future disclosure under the headings "Issued Patents" and "Pending Patents" to eliminate the second sentence in each section relative to the grant of confidential treatment. In addition, please expand the discussion to disclose the expiration dates of all of your material patents.

2. We note the license agreement requires you to make royalty payments on product sales. Please expand the discussion to indicate the range of such royalty payments within a range of ten percent, e.g. single digits, teens, twenties, etc.

Material Contracts, page 74

3. We note your response to comment 2 and reissue the comment in part. Please expand the discussion concerning the VivoQuest agreement to indicate the extent to which

commercial sales have begun and the expiration date of the last to expire licensed patents. In addition, please expand the discussion concerning the Presidio agreement to state when the royalty obligations cease, i.e., "… the expiration of all of Presidio' payment obligations."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Mark McElreath, Esquire
    Alston & Bird LLP
    90 Park Avenue
    New York, New York 10016